UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No ☒

Third Quarter Results 2017

Azul Reports Third Quarter Net Income of R$204 million

Operating income increased 50% year over year, yielding a margin of 12.5%

Total debt decreased R$737 million in the quarter to R$2.9 billion while total cash¹ remained stable at R$3.1 billion

São Paulo, November 9th, 2017 – Azul S.A., “Azul” (B3:AZUL4, NYSE:AZUL) the largest airline in Brazil by number of cities and departures, announces today its results for the third quarter of 2017 (“3Q17”). The following financial information, unless stated otherwise, is presented in Brazilian reais and in accordance with International Financial Reporting Standards (IFRS).

Financial and Operating Highlights for 3Q17

▪	Operating income was R$249.3 million, representing a margin of 12.5% compared to R$166.0 million and a margin of 9.6% in 3Q16. This is a record third quarter operating result for Azul.
▪	EBITDAR increased 20% to R$634.0 million, representing a margin of 31.7%, making us the most profitable carrier in South America.
▪	Net income totaled R$204.0 million, representing an improvement of R$194.6 million over 3Q16.

Financial results (R$ million)	3Q17	3Q16	% ∆	9M17	9M16	% ∆
Operating revenues	1,998.2	1,736.8	15.0%	5,595.2	4,849.3	15.4%
Operating expenses	(1,748.9)	(1,570.8)	11.3%	(5,035.8)	(4,675.0)	7.7%
Operating income	249.3	166.0	50.1%	559.4	174.3	220.9%
Operating margin	12.5%	9.6%	+2.9 p.p.	10.0%	3.6%	+6.4 p.p.
EBITDAR	634.0	528.0	20.1%	1,672.4	1,279.3	30.7%
EBITDAR margin	31.7%	30.4%	+1.3 p.p.	29.9%	26.4%	+3.5 p.p.
Net income (loss)	204.0	9.4	2060.0%	225.4	(177.6)	226.9%
Net income (loss) per PN share* (R$)	0.62	0.04	1450.0%	0.73	(0.82)	189.0%
Net income (loss) per ADS (US$)	0.59	0.04	1375.0%	0.69	(0.76)	190.8%
* One ADS equals three preferred shares (PNs)

▪	Passenger traffic (RPKs) increased 16% over a capacity increase of 13% resulting in a higher load factor of 83.1%, 2.1 percentage points higher than in 3Q16.
▪	In addition to the double-digit growth in capacity, total revenue per ASK (RASK) increased 1.5% to 30.96 cents year over year.
▪	Total CASK decreased 1.7%.
▪	Financial expenses decreased 29.6% from R$200.5 million to R$141.2 million due to lower average cost of debt and repayment of more expensive loans.
▪	At the end of 3Q17, our total cash[1][1]position totaled R$3.1 billion, representing 41.5% of the last twelve months’ (LTM) revenues.
▪	Total debt decreased R$736.9 million in the quarter to R$2.9 billion resulting in an adjusted net debt to EBITDAR leverage ratio of 3.9x.

Third Quarter Results 2017

▪	Azul’s operating fleet totaled 118 aircraft at the end of the quarter, including eight next-generation A320neo aircraft.
▪

On September 19th Azul successfully concluded its secondary offering of 44.7 million preferred shares (14.9 million ADRs) totaling R$1.25 billion (US$398.5 million), improving Azul’s average daily liquidity by more than double.

▪	TudoAzul recorded a 47% year over year increase in gross billings (ex-Azul) over LTM.
▪	Azul was the most on-time airline in Brazil in 3Q17 with an on-time performance of 86.1% (FlightStats, A15).

Recent Developments

▪	On October 11th Moody’s and S&P assigned a rating of Ba3 and B+ respectively to Azul with a stable outlook.
▪

On October 19th, Azul Investments LLP priced an offering of US$400.0 million aggregate principal amount of 5.875% senior unsecured notes due 2024. This transaction is part of Azul’s liability management strategy and net proceeds will be used for debt refinancing and general corporate purposes.

▪

Also in October, Azul announced plans to expand Recife, its Northeast hub by adding 12 flights in the city and four new destinations including Rosario, Cordoba and Fort Lauderdale. As a result, the company will maintain its leadership position at Recife with 57 daily flights to 25 destinations in 2018.

Third Quarter Results 2017

Management Comments

I would like to start by expressing my deep gratitude to our crewmembers, who work hard every day to provide our customers with the best travel experience in the industry.  Thanks to their dedication, we delivered another quarter of outstanding results. We recorded a net income in 3Q17 of R$204.0 million compared to R$9.4 million in 3Q16 and our operating income increased 50.1% year over year as we continue to benefit from our industry leading RASK premium and efficient cost structure.

While growing our capacity by 13.3% year over year, we also increased unit revenue by 1.5% and grew our top line 15.0% in 3Q17. This result was mostly driven by the addition of larger next generation aircraft to our fleet since late 2016 replacing smaller aircraft, combined with an increase in load factors.

We maintain our focus on cost discipline. Total CASK decreased 1.7% mostly due to lower maintenance and rent expenses on a per ASK basis, partly offset by costs related to hiring and training additional flight crew to support our ongoing fleet transformation into next generation aircraft.

We are also excited with the growth of our network. In addition to adding three new domestic destinations to our network during the quarter, we have also announced plans to launch new international routes including Belém-Fort Lauderdale, Belo Horizonte-Orlando, and Recife-Fort Lauderdale. With the arrival of five state-of-the art A330neos starting late next year, we will be able to keep expanding our international presence.

We continue to run Brazil’s most efficient airline operation. Year to date our on-time rate was 86.44% while our completion rate reached 99%, one of the highest in the industry. These results are a testament to how hard our employees are working across the system to raise the bar for our customers.

We will continue to work on enhancing our brand by investing in innovation across the entire travel experience. One example is the recent launch of a new feature in our app that allows customers to engage in live chats with our crewmembers, the first chat app in the America’s. Given that most of our customers own smartphones it makes sense to offer them another efficient tool to communicate with us.

Our wholly owned loyalty program TudoAzul maintained its strong growth pace, reaching over 8.2 million members, representing an addition of 1.7 million members over the last twelve months, the fastest growth in our history.  We have also increased gross billings ex-Azul by 47% over the last twelve months, with the majority of this increase coming from sales to banking partners and direct sales to members, further increasing our share of the Brazilian loyalty market.

We have made significant progress on de-levering our business since the conclusion of our IPO and we are pleased to have recently received a corporate rating of Ba3 and B+ from Moody’s and S&P, respectively. Our total debt position reduced R$736.9 million or 20% at the end of the quarter compared to June 30th, while our liquidity position continued to be strong at R$3.1 billion, representing 41% of our last twelve months revenue. In addition to the proceeds of the IPO, we have also issued in October unsecured senior notes totaling US$400 million at a 5.875% coupon supporting our strategy of improving our debt profile and reducing our interest expense going forward.

Looking ahead, we expect to continue delivering outstanding results through three strategic growth drivers: replacing smaller aircraft with larger, more fuel-efficient next generation aircraft, growing our loyalty program TudoAzul, and expanding ancillary revenues.

I thank you for your continued confidence in us. This is a very exciting time for Azul and we will keep working hard to ensure that we create value for our shareholders while running a safe, reliable and customer focused operation.

David Neeleman, Founder and Chairman of Azul S.A.

Third Quarter Results 2017

Consolidated Financial Results

The following revised income statement and operating data should be read in conjunction with the quarterly results comments presented below.

Income statement (R$ million)	3Q17	3Q16	% ∆	9M17	9M16	% ∆

OPERATING REVENUES
Passenger	1,723.5	1,501.3	14.8%	4,808.2	4,217.4	14.0%
Other	274.7	235.5	16.7%	787.0	631.9	24.5%
Total operating revenues	1,998.2	1,736.8	15.0%	5,595.2	4,849.3	15.4%

OPERATING EXPENSES
Aircraft fuel	442.7	404.6	9.4%	1,324.3	1,140.0	16.2%
Salaries, wages and benefits	328.8	267.3	23.0%	929.7	802.1	15.9%
Aircraft and other rent	295.3	281.5	4.9%	866.4	879.0	-1.4%
Landing fees	130.0	112.5	15.5%	361.3	335.0	7.9%
Traffic and customer servicing	92.9	82.1	13.1%	260.4	240.9	8.1%
Sales and marketing	81.7	66.8	22.4%	220.0	198.2	11.0%
Maintenance materials and repairs	158.8	181.3	-12.4%	434.1	527.1	-17.6%
Depreciation and amortization	89.4	80.5	11.1%	246.6	225.9	9.1%
Other operating expenses	129.2	94.1	37.3%	393.0	326.8	20.3%
Total operating expenses	1,748.9	1,570.8	11.3%	5,035.8	4,675.0	7.7%
Operating income	249.3	166.0	50.1%	559.4	174.3	220.9%
Operating Margin	12.5%	9.6%	+2.9 p.p.	10.0%	3.6%	+6.4 p.p.

FINANCIAL RESULT
Financial income	35.0	18.8		69.2	33.7
Financial expenses	(141.2)	(200.5)		(418.5)	(591.8)
Derivative financial instruments	16.9	4.1		(88.6)	8.4
Foreign currency exchange, net	19.9	(11.4)		53.7	209.8
Result from related party transactions, net	24.0	37.8		44.6	71.0
Income (loss) before income taxes	203.9	14.9		219.9	(94.6)

Income tax and social contribution	(1.8)	(0.3)		6.5	(0.3)
Deferred income tax	2.0	(5.2)		(1.0)	(82.7)
Net income (loss)	204.0	9.4		225.4	(177.6)
Net margin	10.2%	0.5%		4.0%	-3.7%
Basic net income (loss) per PN share[1] (R$)	0.62	0.04		0.73	(0.82)
Diluted net income (loss) per PN share[1] (R$)	0.60	0.04		0.71	(0.82)
Basic net income (loss) per ADS (R$)	1.86	0.12		2.19	(2.46)
Diluted net income (loss) per ADS (R$)	1.80	0.12		2.13	(2.46)

1 Basic earnings per share reflects 332,473,094 equivalent preferred shares after applying a 75:1 common stock to preferred stock conversion ratio. Diluted earnings per share assumes a weighted average number of shares of 11,093,135 that would have been issued at an average market price as of September 30, 2017. Each ADS is equivalent to three PNs.

Third Quarter Results 2017

Operating Data	3Q17	3Q16	% ∆	9M17	9M16	% ∆

ASKs (million)	6,454	5,696	13.3%	18,794	16,966	10.8%
Domestic	5,084	4,834	5.2%	15,397	14,447	6.6%
International	1,370	862	58.8%	3,397	2,519	34.8%
RPKs (million)	5,364	4,616	16.2%	15,379	13,462	14.2%
Domestic	4,148	3,830	8.3%	12,316	11,305	8.9%
International	1,216	786	54.7%	3,062	2,157	42.0%
Load factor (%)	83.1%	81.0%	+2.1 p.p.	81.8%	79.3%	+2.5 p.p.
Domestic	81.6%	79.2%	+2.4 p.p.	80.0%	78.3%	+1.7 p.p.
International	88.8%	91.2%	-2.4 p.p.	90.2%	85.6%	+4.5 p.p.

Average fare (R$)	308	286	7.6%	291	276	5.3%
Revenue passengers (thousands)	5,594	5,243	6.7%	16,540	15,283	8.2%
Block hours	101,336	100,394	0.9%	305,785	300,604	1.7%
Aircraft utilization (hours per day)	10.3	9.9	4.0%	10.3	9.9	4.0%
Departures	64,279	65,337	-1.6%	196,301	194,844	0.7%
Average stage length (km)	926	844	9.7%	893	846	5.5%
End of period operating aircraft	118	119	-0.8%	118	119	-0.8%
Fuel consumption (thousands of liters)	236,376	218,789	8.0%	695,481	653,415	6.4%
Employees	10,436	10,135	3.0%	10,436	10,135	3.0%
End of period employees per aircraft	88	85	3.8%	88	85	3.8%

Yield per passenger kilometer (cents)	32.13	32.53	-1.2%	31.27	31.33	-0.2%
RASK (cents)	30.96	30.49	1.5%	29.77	28.58	4.2%
PRASK (cents)	26.70	26.36	1.3%	25.58	24.86	2.9%
CASK (cents)	27.10	27.58	-1.7%	26.79	27.55	-2.8%
CASK ex-fuel (cents)	20.24	20.47	-1.1%	19.75	20.84	-5.2%
Fuel cost per liter	1.87	1.85	1.3%	1.90	1.74	9.1%
Break-even load factor (%)	72.7%	73.3%	-0.6 p.p.	73.6%	76.5%	-2.9 p.p.

Average exchange rate	3.16	3.25	-2.6%	3.17	3.56	-10.7%
End of period exchange rate	3.17	3.25	-2.4%	3.17	3.25	-2.4%
Inflation (IPCA - LTM)	2.81	8.48	-66.9%	n.a.	n.a.	n.a.
WTI (average per barrel, US$)	48.16	46.06	4.6%	49.56	41.81	18.5%
Heating Oil	151.41	143.33	5.6%	156.82	126.14	24.3%

Operating Revenue

In 3Q17 Azul recorded an operating revenue of R$1,998.2 million, 15.0% higher than the same period last year, mostly due to a 14.8% increase in passenger revenue and a 16.7% increase in other revenue.

Passenger traffic (RPK) increased 16.2% on a capacity growth of 13.3%, representing a load factor of 83.1%, 2.1 percentage points higher than 3Q16.  Passenger revenue per ASK (PRASK) increased 1.3% year over year, mostly due to the increase in load factor partly offset by a 9.7% increase in stage length.

Other revenue increased 16.7% or R$39.2 million mainly due to an increase in passenger ancillary fees and a 47% increase in cargo revenue, partly offset by a R$8.0 million decrease in third party training revenue compared to 3Q16 as we were using our training center, UniAzul, at full capacity during 3Q17.

Third Quarter Results 2017

R$ cents	3Q17	3Q16	% ∆	9M17	9M16	% ∆
Operating revenue per ASK
Passenger revenue	26.70	26.36	1.3%	25.58	24.86	2.9%
Other revenue	4.26	4.13	3.0%	4.19	3.72	12.4%
Operating revenue (RASK)	30.96	30.49	1.5%	29.77	28.58	4.2%
Operating expenses per ASK
Aircraft fuel	6.86	7.10	-3.4%	7.05	6.72	4.9%
Salaries, wages and benefits	5.10	4.69	8.6%	4.95	4.73	4.6%
Aircraft and other rent	4.58	4.94	-7.4%	4.61	5.18	-11.0%
Landing fees	2.01	1.98	2.0%	1.92	1.97	-2.6%
Traffic and customer servicing	1.44	1.44	-0.2%	1.39	1.42	-2.4%
Sales and marketing	1.27	1.17	8.0%	1.17	1.17	0.2%
Maintenance materials and repairs	2.46	3.18	-22.7%	2.31	3.11	-25.6%
Depreciation and amortization	1.38	1.41	-2.0%	1.31	1.33	-1.5%
Other operating expenses	2.00	1.65	21.2%	2.09	1.93	8.6%
Total operating expenses (CASK)	27.10	27.58	-1.7%	26.79	27.55	-2.8%
Operating income per ASK (RASK - CASK)	3.86	2.91	32.5%	2.98	1.03	189.7%

Operating Expenses

Operating expenses totaled R$1,748.9 million, representing an increase of 11.3% over 3Q16. Cost per ASK (CASK) declined 1.7% to 27.10 cents. Excluding fuel, operating expenses per ASK decreased 1.1%, mainly due to the introduction of next-generation A320neo aircraft with 174 seats replacing aircraft with 118 seats, and the 2.6% average appreciation of the Brazilian real against the U.S. dollar, which resulted in lower aircraft rent and maintenance expenses.

The breakdown of our operating expenses is as follows:

▪        Aircraft fuel increased 9.4% year over year to R$442.7 million mostly due to (i) a higher number of international flights, (ii) the 1.3% increase in fuel price per liter, and (iii) a 1.0% increase in the number of block hours. This increase was partially offset by the A320neos, which are more fuel-efficient. On a per-ASK basis, aircraft fuel decreased 3.4%.

▪        Salaries, wages and benefits increased 23.0% or R$61.6 million year over year mostly due to (i) a 7.4% increase in salaries as a result of collective bargaining agreements with labor unions applicable to all airline employees in Brazil in 2017, (ii) higher training expenses related to the introduction of the A320neo into our fleet and (iii) a R$12.9 million employee profit sharing provision. On a per-ASK basis, salaries, wages and benefits increased 8.6%.

▪        Aircraft and other rent expenses totaled R$295.3 million in 3Q17, 4.9% higher than in the same period last year mostly due to an increase of the average number of aircraft under operating leases from 102 in 3Q16 to 107 in 3Q17. This increase was partly offset by the 2.6% average appreciation of the Brazilian real against the U.S. dollar. On a per-ASK basis, aircraft rent decreased 7.4% over 3Q16.

▪        Landing fees increased 15.5% or R$17.5 million in 3Q17 mostly due to (i) the 9.7% increase in the average stage length year over year, leading to an increase in navigation fees, and (ii) an increase of international departures, which have higher fees, partly offset by a 3.0% decrease in the number of domestic departures. Landing fees per ASK increased 2.0%.

▪        Traffic and customer servicing expenses increased 13.1% or R$10.7 million mostly due to the 6.7% increase in the number of passengers from 5.2 million in 3Q16 to 5.6 million in 3Q17, and the 6.3% inflation rate in 2016 reflecting in higher fees in 2017. On a per-ASK basis, traffic and customer servicing expenses decreased 0.2%, mostly due to the 13.3% increase in ASKs partly offset by the increase in the number of passengers.

Third Quarter Results 2017

▪       Sales and marketing increased 22.4% or R$14.9 million mostly due to (i) the 14.8% increase in passenger revenues leading to an increase in commissions, (ii) a stronger demand for international flights, which have higher distribution costs, and (iii) an increase in cargo commissions as a result of the 47% increase in cargo revenue. On a per-ASK basis, sales and marketing increased 8.0%.

▪       Maintenance materials and repairs decreased 12.4% or R$22.5 million mostly due to the 2.6% average appreciation of the Brazilian real against the U.S. dollar, which resulted in lower maintenance expenses, as well as R$21.1 million of non-recurring redelivery costs associated with the removal of aircraft from our fleet in 2016. Maintenance materials and repairs per ASK decreased 22.7% for the reasons above combined with the 13.3% increase in capacity.

▪        Depreciation and amortization increased 11.1% or R$8.9 million mostly driven by the capitalization of engine overhaul events for owned aircraft during the period, partly offset by a lower number of aircraft under finance lease. On a per-ASK basis, depreciation and amortization decreased 2.0%.

▪        Other operating expenses increased 37.3% or R$35.1 million mainly due to (i) a reduction of R$14.3 million in net  gains related to aircraft sale and sale leaseback transactions in 3Q16 compared to 3Q17, and (ii) higher expenses related to crew accommodation due to pilot training and an increase in the number of flights with A320neo and A330 aircraft, which have a larger flight crew. On a per-ASK basis, other operating expenses increased 21.2%.

Non-Operating Results

Non-operating results include financial income, financial expenses, results from derivative and financial instruments, the impact of foreign currency exchange rate variations and results from related parties transactions.

Azul recorded net financial expenses of R$69.4 million in 3Q17 compared to R$188.9 million in 3Q16.

Net financial results (R$ million)	3Q17	3Q16	% ∆	9M17	9M16	% ∆

Financial income	35.0	18.8	85.7%	69.2	33.7	105.7%
Financial expenses	(141.2)	(200.5)	-29.6%	(418.5)	(591.8)	-29.3%
Derivative financial instruments	16.9	4.1	308.3%	(88.6)	8.4	-1150.4%
Foreign currency exchange, net	19.9	(11.4)	274.7%	53.7	209.8	-74.4%
Net financial results	(69.4)	(188.9)	-63.3%	(384.2)	(340.0)	13.0%

Financial income increased R$16.1 million, mostly due to the 68.5% increase in total cash consisting of cash, short-term and long-term investments, current and non-current restricted investments from R$1,344.7 million as of September 30, 2016 to R$2,265.3 million as of September 30, 2017.

Financial expenses decreased 29.6% to R$141.2 million as a result of (i) a 24.6% lower outstanding debt balance of R$2,905.0 million as of September 30, 2017 compared with R$3,855.0 million as of September 30, 2016, yielding lower interest expenses, (ii) the reduction of the Brazilian risk-free rate (“CDI”) from an average of 14.1% in 3Q16 to 9.1% in 3Q17, and (iii) the reduction in expenses related to advances from credit card receivables from R$19.4 million to R$6.9 million.

Derivative financial instruments resulted in a gain of R$16.9 million in 3Q17 compared to a gain of R$4.1 million in the same period last year due to mark to market fuel hedge gains.

Third Quarter Results 2017

Azul recorded a foreign currency exchange gain of R$19.9 million, mainly due to the 4.2% appreciation of the Brazilian real from June 30, 2017 to September 30, 2017, resulting in a decrease in our foreign currency exposure related to aircraft finance leases and debt repayments.

Results from related parties transactions, net.  In 3Q17, we recorded a gain of R$24.0 million, mostly due to the increase in fair value and interest accrual of our investment in TAP convertible bonds.

Liquidity

Azul closed the quarter with R$2,265.3 million in cash, cash equivalents, short-term and long-term investments, and restricted investments, slightly above the R$2,247.2 million recorded in 2Q17. In addition to ending the quarter with a solid cash position, Azul also amortized R$677.0 million in loans during 3Q17.

Considering receivables, Azul’s total liquidity position was R$3,075.3 million at the end of 3Q17, representing 41.5% of its last twelve months revenue, compared to R$3,025.9 million recorded in June, 2017. As a result, our total cash including receivables ended the quarter higher than our gross debt position of R$2.9 billion as of September 30, 2017.

Liquidity (R$ million)	3Q17	3Q16	% ∆	2Q17	% ∆
Cash and cash equivalents[1]	1,457.5	721.5	102.0%	1,474.2	-1.1%
Long-term investments	807.8	623.1	29.6%	773.1	4.5%
Accounts receivable	810.0	731.0	10.8%	778.6	4.0%
Total	3,075.3	2,075.7	48.2%	3,025.9	1.6%
[1] Includes short-term investments and short and long-term restricted investments

Loans and Financing

Since the conclusion of its IPO last April, Azul has made significant progress on de-levering its business. Compared to the previous quarter, total debt decreased R$736.9 million, to R$2,904.9 million, contributing to a decrease of Azul’s adjusted net debt to EBITDAR ratio to 3.9x as of September 30, 2017 compared to 4.5x as of June 30, 2017.

In line with its liability management strategy, Azul amortized R$677.0 million in loans during 3Q17, including the repayment of an aircraft loan of R$325.0 million following the sale of 10 ATRs in September.

Azul’s average interest for its local and dollar-denominated obligations was 9.2% and 4.4%, respectively as of September 30, 2017. In addition, approximately 55% of Azul’s total debt and 98% of non-aircraft debt was denominated in Brazilian reais at the end of the quarter.

To further optimize its capital structure, Azul has recently issued unsecured senior notes totaling US$ 400.0 million at 5.875% with a seven-year maturity. The resources of this transaction will be used to pay down more expensive secured loans contributing to an extension of Azul’s debt maturity from 2.2 years to 4.4 years on a pro-forma basis.

Third Quarter Results 2017

*After the issuance of the October 19th unsecured senior notes, assuming all proceeds are swapped into Brazilian reais

Loans and financing (R$ million)	3Q17	3Q16	% ∆	2Q17	% ∆

Aircraft financing	1,492.0	2,204.4	-32.3%	1,922.5	-22.4%
Other loans, financing and debentures	1,413.0	1,650.6	-14.4%	1,719.3	-17.8%
% of non-aircraft debt in local currency¹	98.4%	94.9%	+3.5 p.p.	99.0%	-0.6 p.p.
Gross debt	2,905.0	3,855.0	-24.6%	3,641.9	-20.2%
Short term	1,011.1	980.8	3.1%	1,101.2	-8.2%
Long term	1,893.8	2,874.2	-34.1%	2,540.7	-25.5%
% of total gross debt in foreign currency¹	45.1%	51.6%	-5.3 p.p.	46.3%	-1.2 p.p.
Operating leases (off-balance sheet)	8,037.9	8,560.6	-6.1%	7,941.2	1.2%
Loans and financing adjusted for operating leases	10,942.8	12,415.6	-11.9%	11,583.1	-5.5%
[1] Considers the effect of currency swap instruments

Azul’s key financial ratios and debt maturity is presented below:

Key financial ratios (R$ million)	3Q17	3Q16	% ∆	2Q17	% ∆

Cash[1]	2,265.3	1,344.7	68.5%	2,247.2	0.8%
Cash[1] as % of LTM revenues	30.5%	20.6%	+9.9 p.p.	31.4%	-0.9 p.p.
Gross debt	2,905.0	3,855.0	-24.6%	3,641.9	-20.2%
Adjusted[2] gross debt	10,942.8	12,415.6	-11.9%	11,583.1	-5.5%
Adjusted[2] gross debt / EBITDAR (LTM)	5.0	8.0	-37.5%	5.5	-10.1%
Net debt	639.7	2,510.3	-74.5%	1,394.6	-54.1%
Adjusted[2] net debt	8,677.6	11,070.9	-21.6%	9,335.9	-7.1%
Adjusted[2] net debt / EBITDAR (LTM)	3.9	7.1	-44.4%	4.5	-11.5%
[1] Includes cash and cash equivalents, short-term and long-term investments, current and non-current restricted investments
[2] Adjusted to reflect the capitalization of operating leases corresponding to 7x of LTM rent

Fleet and Capital Expenditures

As of September 30, 2017, Azul had a total operating fleet of 118 aircraft consisting of 70 E-jets, 34 ATRs, eight A320neos, and six A330s with an average age of 5.5 years. The Company’s contractual fleet totaled 142 aircraft, of which 27 were under finance leases and 115 under operating leases. The 24 aircraft not included in our operating fleet consisted of 16 aircraft subleased to TAP and eight ATRs.

Third Quarter Results 2017

A detailed breakdown of Azul’s total fleet is presented below.

Total Contractual Fleet

Total contractual fleet[1]
Aircraft	Number of seats	3Q17	3Q16	% ∆	2Q17	% ∆
A330	242-271	7	7	0.0%	7	0.0%
A320neo	174	8	0	n.a.	8	0.0%
E-Jets	106-118	79	82	-3.7%	79	0.0%
ATRs	70	48	52	-7.7%	46	4.3%
Total[1]		142	141	0.7%	140	1.4%
% Aircraft under operating leases		81.0%	72.3%	+8.6 p.p.	73.6%	+7.4 p.p.

[1] Includes aircraft subleased to TAP

Total Operating Fleet

Total operating fleet
Aircraft	Number of seats	3Q17	3Q16	% ∆	2Q17	% ∆
A330	242-271	6	5	20.0%	5	20.0%
A320neo	174	8	0	n.a.	8	0.0%
E-Jets	106-118	70	74	-5.4%	70	0.0%
ATRs	70	34	40	-15.0%	40	-15.0%
Total		118	119	-0.8%	123	-4.1%

Capex

Capital expenditures totaled R$88.9 million in 3Q17, mostly due to the acquisition of spare parts and the capitalization of engine overhaul events on owned aircraft, partly offset by the proceeds from sale of aircraft during the quarter.

(R$ million)	3Q17	3Q16	% ∆	9M17	9M16	% ∆
Acquisition of property and equipment	153.6	71.4	115.0%	470.2	262.2	79.3%
Aircraft related	141.9	41.3	243.7%	377.5	145.5	159.4%
Pre-delivery payments	-	9.3	-100.0%	48.8	43.9	11.2%
Other	11.7	20.8	-43.7%	43.9	72.9	-39.7%
Net proceeds from sale of property and equipment and Sales and leaseback	(64.7)	(112.6)	-42.6%	(177.3)	(478.2)	-62.9%
Net CAPEX	88.9	(41.2)	315.9%	292.9	(216.0)	235.6%

Third Quarter Results 2017

2017 Outlook

We expect to introduce three next generation A320neos during the fourth quarter of 2017, reaching 11 by the end of the year.  As a result, ASKs are expected to increase between 11% and 13% in 2017. The A320neos represented 13% of our ASKs during the first nine months of the year and are expected to represent 15% of our 2017 capacity.

With the introduction of more seats to our network, we expect CASK ex-fuel to decrease between 3.5% and 5.5% year over year. Excluding fuel, CASK decreased 5.2% in the first nine months of 2017.

Operating margin is expected to reach between 9% and 11% in 2017.

This data is based on preliminary estimates and is subject to change due to fluctuations in oil prices, exchange rate and macroeconomic conditions in general.

	FY 2017 Expected Results	9M17 Results
ASK growth	11% to 13%	10.8%
Departures growth	1% to 2%	0.7%
CASK ex-fuel	-3.5% to -5.5%	-5.2%
Operating margin	9% to 11%	10.0%

Share Count

As of September 30, 2017 Azul had 928,965,058 common shares and 320,086,893 preferred shares or 332,473,094 equivalent preferred shares after applying the 75:1 conversion ratio.

On September 19th Azul successfully concluded its secondary offering of 44.7 million preferred shares (14.9 million ADSs) totaling R$1.25 billion (US$398.5 million) resulting in a free float increase from approximately 29% to 47%.

Third Quarter Results 2017

Conference Call Details

Thursday, November 9th, 2017

9h00 (EST) | 12h00 (Brasília time)

USA: +1 786 924-6977 | +1 646 828-8246 | +1 888 700-0802 | +1 800 492-3904

Brazil: +55 11 3193-1001 | +55 11 2820-4001

Code: AZUL

Replay:

+55 (11) 3193-1012 | +55 (11) 2820-4012

Code for English: 4058980#

Code for Portuguese: 0487927#

About Azul

Azul (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of cities and departures, offers 755 daily flights to 104 destinations. With a fleet of 118 aircraft and more than 10,000 crewmembers, the company had a network of 197 non-stop routes as of September 30, 2017. Among other awards, Azul was named third best airline in the world by TripAdvisor Travelers' Choice in 2017, best low cost carrier in South America for the seventh consecutive time by Skytrax in 2017, and the world's most on-time low-cost airline in 2015 by the Official Airline Guide (OAG). For more information visit www.voeazul.com.br/ir.

Contact: Investor Relations Tel: +55 11 4831 2880 invest@voeazul.com.br	Media Relations Tel: +55 11 4831 1245 imprensa@voeazul.com.br

Third Quarter Results 2017

Balance Sheet – IFRS (Unaudited)

(R$ million)	09/30/17	09/30/16	06/30/17
Assets	9,009.8	8,020.1	9,184.3
Current assets	2,663.0	1,666.7	2,639.7
Cash and cash equivalents	485.9	429.9	500.9
Short-term investments	932.9	58.4	887.0
Restricted investments	38.8	151.7	86.2
Trade and other receivables	810.0	731.0	778.6
Inventories	134.4	109.5	129.6
Taxes recoverable	102.4	46.9	87.3
Derivative financial instruments	6.0	19.8	6.8
Prepaid expenses	88.5	74.0	91.0
Other current assets	64.1	45.5	72.2
Non-current assets	6,346.8	6,353.4	6,544.6
Related parties	9.2	9.1	9.5
Long-term investments	807.8	623.1	773.1
Restricted investments	-	81.6	-
Security deposits and maintenance reserves	1,164.2	1,094.8	1,184.8
Derivative financial instruments	0.7	3.9	-
Prepaid expenses	-	8.6	6.9
Other non-current assets	160.3	161.4	134.5
Property and equipment	3,254.4	3,426.5	3,483.7
Intangible assets	950.3	944.5	952.1
Liabilities and equity	9,009.8	8,020.1	9,184.3
Current liabilities	3,806.8	3,448.3	3,625.8
Loans and financing	1,011.1	980.8	1,101.2
Accounts payable	874.3	1,069.3	897.1
Related Parties	-	-	26.0
Air traffic liability	1,300.2	883.3	978.8
Salaries, wages and benefits	245.5	209.1	222.5
Insurance premiums payable	0.3	3.6	6.2
Taxes payable	31.4	72.4	32.5
Federal tax installment payment program	32.1	6.5	6.5
Derivative financial instruments	164.0	77.3	215.5
Financial liabilities at fair value through profit and loss	-	77.1	-
Other current liabilities	148.0	68.9	139.5
Non-current liabilities	2,685.4	3,635.5	3,270.3
Loans and financing	1,893.8	2,874.2	2,540.7
Derivative financial instruments	10.8	120.9	12.7
Deferred income taxes	249.1	105.8	223.0
Federal tax installment payment program	116.6	77.2	72.3
Provision for tax, civil and labor risk	76.1	78.0	74.2
Other non-current liabilities	339.0	379.5	347.4
Equity	2,517.6	936.3	2,288.2
Issued capital	2,156.3	1,488.6	2,150.1
Capital reserve	1,894.3	1,289.2	1,875.0
Treasury shares	(1.7)	-	-
Accumulated other comprehensive income (loss)	(12.9)	(46.4)	(14.5)
Accumulated losses	(1,518.4)	(1,795.1)	(1,722.4)

Third Quarter Results 2017

Cash Flow Statement – IFRS (Unaudited)

(R$ million)	3Q17	3Q16	% ∆	9M17	9M16	% ∆

Cash flows from operating activities
Income (loss) for the quarter	204.0	9.4	2060.0%	225.4	(177.6)	226.9%
Total non-cash adjustments	64.2	183.7	-65.1%	483.1	84.9	469.0%
Total working capital adjustments	248.9	(166.7)	249.3%	(199.8)	132.1	-251.3%
Net cash flows used from operations	517.2	26.5	1854.1%	508.7	39.4	1192.6%
Interest paid	(93.6)	(129.4)	-27.7%	(253.0)	(304.9)	-17.0%
Net cash used by operating activities	423.6	(102.9)	511.5%	255.7	(265.5)	196.3%

Cash flows from investing activities
Short-term investment	(29.9)	(34.7)	-13.9%	(535.4)	(27.7)	1831.2%
Long-term investment	-	-	-	1.1	(360.8)	100.3%
Restricted investments	42.5	2.1	1972.4%	90.5	(141.9)	163.8%
Cash received on sale of property and equipment	64.7	112.6	-42.6%	177.3	478.2	-62.9%
Acquisition of intangible	(8.5)	(23.4)	-63.7%	(35.0)	(47.4)	-26.2%
Acquisition of property and equipment	(153.6)	(71.4)	115.0%	(470.2)	(262.2)	79.3%
Net cash used in investing activities	(84.8)	(14.8)	471.2%	(771.7)	(361.8)	113.3%

Cash flows from financing activities
Loans
Proceeds	-	187.9	-100.0%	183.3	577.1	-68.2%
Repayment	(153.0)	(373.7)	-59.1%	(951.2)	(1,192.0)	-20.2%
Debentures
Proceeds	-	-	-	197.1	-	100.0%
Repayment	(200.2)	(25.1)	697.6%	(200.2)	(75.3)	165.9%
Redemption of preferred shares	-	(310.7)	-100.0%	(44.7)	(310.7)	-85.6%
Related partie	0.3	(9.1)	103.6%	-	(9.1)	-100.0%
Capital increase	5.3	1,282.0	-99.6%	1,260.1	1,454.4	-13.4%
Other financial liabilities - issaunce of preferred shares	-	(360.8)	-100.0%	-	-	-
Treasury shares	(1.7)	-	100.0%	(1.7)	-	100.0%
Loan to shareholder	(26.0)	-	100.0%	(26.0)	-	100.0%
Sales and leaseback	39.5	-	100.0%	39.5	-	100.0%
Net cash provided by financing activities	(335.8)	390.6	-186.0%	456.2	444.5	2.6%

Exchange gain and (losses) on cash and cash equivalents	(18.2)	(0.6)	-3183.5%	(3.5)	(23.8)	-85.2%

Increase (decrease) in cash and cash equivalents	(15.1)	272.3	-105.5%	(63.3)	(206.6)	-69.4%

Cash and cash equivalents at the beginning of the period	500.9	157.6	217.9%	549.2	636.5	-13.7%
Cash and cash equivalents at the end of the period	485.9	429.9	13.0%	485.9	429.9	13.0%

EBITDAR Reconciliation

R$ million	3Q17	3Q16	% ∆	9M17	9M16	% ∆
Net income (loss)	204.0	9.4	2060.0%	225.4	(177.6)	226.9%
Income taxes	0.2	(5.5)	102.9%	5.5	(83.0)	106.6%
Net financial result	(69.4)	(188.9)	-63.3%	(384.2)	(340.0)	13.0%
Related parties result	24.0	37.8	-36.6%	44.6	71.0	-37.2%
Operating income	249.3	166.0	50.1%	559.4	174.3	220.9%
Depreciation and amortization	89.4	80.5	11.1%	246.6	225.9	9.1%
Aircraft and other rent	295.3	281.5	4.9%	866.4	879.0	-1.4%
EBITDAR	634.0	528.0	20.1%	1,672.4	1,279.3	30.7%

Third Quarter Results 2017

Glossary

Aircraft Utilization
Average number of block hours per day per aircraft operated.

Available Seat Kilometers (ASK)

Number of aircraft seats multiplied by the number of kilometers flown.

Completion Factor

Percentage of accomplished flights.

Cost per ASK (CASK)
Operating expenses divided by available seat kilometers.

Cost per ASK ex-fuel (CASK ex-fuel)

Operating expenses divided by available seat kilometers excluding fuel expenses.

EBITDAR

Earnings before interest, taxes, depreciation, amortization, and aircraft rent. A common metric used in the airline industry to measure operating performance.

Load Factor

Number of passengers as a percentage of number of seats flown (calculated by dividing RPK by ASK).

Revenue Passenger Kilometers (RPK)

One-fare paying passenger transported one kilometer. RPK is calculated by multiplying the number of revenue passengers by the number of kilometers flown.

Passenger Revenue per Available Seat Kilometer (PRASK)

Passenger revenue divided by available seat kilometers (also equal to load factor multiplied by yield).

Revenue per ASK (RASK)
Operating revenue divided by available seat kilometers.

Stage Length
The average number of kilometers flown per flight.

Trip Cost
Average cost of each flight calculated by dividing total operating expenses by total number of departures.

Yield

Average amount paid per passenger to fly one kilometer. Usually, yield is calculated as average revenue per revenue passenger kilometer, or cents per RPK.

Third Quarter Results 2017

This press release includes estimates and forward-looking statements within the meaning of the U.S. federal securities laws. These estimates and forward-looking statements are based mainly on our current expectations and estimates of future events and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our preferred shares, including in the form of ADSs. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to many significant risks, uncertainties and assumptions and are made in light of information currently available to us. In addition, in this release, the words “may,” “will,” “estimate,” “anticipate,” “intend,” “expect,” “should” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. Azul is not under the obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors.  Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements.  In light of the risks and uncertainties described above, the future events and circumstances discussed in this release might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

In this press release, we present EBITDAR, which is a non-IFRS performance measure and is not a financial performance measure determined in accordance with IFRS and should not be considered in isolation or as alternatives to operating income or net income or loss, or as indications of operating performance, or as alternatives to operating cash flows, or as indicators of liquidity, or as the basis for the distribution of dividends. Accordingly, you are cautioned not to place undue reliance on this information.

This metric is included as supplemental disclosure because (i) we believe EBITDAR is traditionally used by aviation analysts and investors to determine the equity value of airlines and (ii) EBITDAR is one of the metrics used in our debt financing instruments for financial reporting purposes. We believe EBITDAR is useful for equity valuation purposes because (i) its calculation isolates the effects of financing in general, as well as the accounting effects of capital spending and acquisitions (primarily aircraft) which may be acquired directly subject to acquisition debt (loans and finance leases) or by operating leases, each of which is presented differently for accounting purposes and (ii) using a multiple of EBITDAR to calculate enterprise value allows for an adjustment to the balance sheet to recognize estimated liabilities arising from off-balance sheet operating leases. However, EBITDAR is not a financial measure in accordance with IFRS, and should not be viewed as a measure of overall performance or considered in isolation or as an alternative to net income, an alternative to operating cash flows, a measure of liquidity, or the basis for dividend distribution because it excludes the cost of aircraft and other rent and is provided for the limited purposes contained herein.

The valuation measure EBITDAR has limitations as an analytical tool. Some of these limitations are: (i) EBITDAR does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments; (ii) EBITDAR does not reflect changes in, or cash requirements for, our working capital needs; (iii) EBITDAR does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts; (iv) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and EBITDAR does not reflect any cash requirements for such replacements; and (v) is susceptible to varying calculations and therefore may differ materially from similarly titled measures presented by other companies in our industry, limiting their usefulness as comparative measures. Because of these limitations EBITDAR should not be considered in isolation or as a substitute for financial measures calculated in accordance with IFRS. Other companies may calculate EBITDAR differently than us.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    November 9, 2017

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer